

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of December 31, 2020

The principal balances and results accumulated for the period ending December 2020 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	2,803,288
Interbank loans, net	18,920
Loans and accounts receivables from customers, net	33,413,429
Total investments	7,296,260
Financial derivative contracts	9,032,085
Other asset items	3,212,095
Total assets	**55,776,077**

Principal liabilities	Ch$ million
Deposits and other demand liabilities	14,560,893
Time deposits and other time liabilities	10,581,791
Financial derivative contracts	9,018,660
Issued debt instruments	8,204,177
Other liabilities items	9,757,957
Total equity	3,652,599
Total liabilities and Equity	**55,776,077**

Equity attributable to:	
Equity holders of the Bank	3,567,916
Non-controlling interest	84,683

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	1,593,848
Net fee and commission income	267,278
Result from financial operations	141,585
Total operating income	**2,002,711**
Provision for loan losses	(511,073)
Support expenses	(768,546)
Other results	(69,406)
Income before tax	**653,686**
Income tax expense	(131,123)
Continued operations result	**522,563**
Discontinued operations result	**-**
Net income for the period	**522,563**

Attributable to:	
Equity holders of the Bank	517,447
Non-controlling interest	5,116

As of December 31, 2020, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$110,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de diciembre de 2020

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de diciembre de 2020 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.803.288
Adeudado por bancos	18.920
Créditos y cuentas por cobrar a clientes	33.413.429
Inversiones totales	7.296.260
Contratos de derivados financieros	9.032.085
Otros rubros del activo	3.212.095
Total Activos	**55.776.077**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.560.893
Depósitos y otras captaciones a plazo	10.581.791
Contratos de derivados financieros	9.018.660
Instrumentos de deuda emitidos	8.204.177
Otros rubros del pasivo	9.757.957
Total patrimonio	3.652.599
Total Pasivos y Patrimonio	**55.776.077**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.567.916
Interés no controlador	84.683

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.593.848
Ingreso neto de comisiones	267.278
Resultado de operaciones financieras	141.585
Total ingresos operacionales	**2.002.711**
Provisiones por riesgo de crédito	(511.073)
Gastos de apoyo	(768.546)
Otros resultados	(69.406)
Resultado antes de impuesto	**653.686**
Impuesto a la renta	(131.123)
Resultado de operaciones continuas	**522.563**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**522.563**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	517.447
Interés no controlador	5.116

Al 31 de diciembre de 2020, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$110.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

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